SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. _____)*

MaxLinear, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

57776J100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           ☐ Rule 13d-1(b)

           ☐ Rule 13d-1(c)

           ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 57776J100	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Battery Ventures VII, L.P. (“BV7”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,255,106 shares[1], except that Battery Partners VII, LLC (“BPVII LLC”), the general partner of BV7, may be deemed to have sole power to vote these shares; Richard D. Frisbie (“Frisbie”), a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Thomas J. Crotty (“Crotty”), a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Kenneth P. Lawler (“Lawler”) a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Morgan M. Jones (“Jones”), a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Scott R. Tobin (“Tobin”), a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; and R. David Tabors (“Tabors”), a managing member of BPVII LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
2,255,106 shares[1], except that BPVII LLC, the general partner of BV7, may be deemed to have sole dispositive power with respect to these shares; Frisbie, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Crotty, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Lawler a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Jones, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Tobin, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; and Tabors, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.44%
12	TYPE OF REPORTING PERSON* PN

1 Represents 2,255,106 shares of Class B Common Stock held directly by BV7. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP No: 57776J100	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Battery Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7, except that Frisbie, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares;  Crotty, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Lawler, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Jones, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; Tobin, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares; and Tabors, a managing member of BPVII LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7, except that Frisbie, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Crotty, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Lawler, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Jones, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; Tobin, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares; and Tabors, a managing member of BPVII LLC, may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* OO

2 Represents 43,207 shares of Class B Common Stock held directly by BIP7. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP No: 57776J100	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Battery Investment Partners VII, LLC (“BIP7”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
43,207 shares[2], except that (i) BPVII LLC, the managing member of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor and Tobin, each of whom is a managing member of BPVII LLC, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
43,207 shares[2], except that (i) BPVII LLC, the managing member of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor and Tobin, each of whom is a managing member of BPVII LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,207
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 57776J100	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard D. Frisbie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Frisbie is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Frisbie is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas J. Crotty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A ROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Crotty is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Crotty is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth P. Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Lawler is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Lawler is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 8 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan M. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Jones is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Jones is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 9 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott R. Tobin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Tobin is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Tobin is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 10 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. David Tabors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5
SOLE VOTING POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Tabors is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,298,313 shares, of which 2,255,106[1] are directly owned by BV7 and 43,207[2] are directly owned by BIP7.  Tabors is a managing member of BPVII LLC, which is (i) the general partner of BV7 and (ii) the managing member of BIP7, and may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.72%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 57776J100	Page 11 of 17

ITEM 1(A).	NAME OF ISSUER

MaxLinear, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2051 Palomar Airport Road, Suite 100
Carlsbad, California 92011

ITEM 2(A).	NAME OF PERSONS FILING

Battery Ventures VII, L.P. (“BV7”), Battery Partners VII, LLC (“BPVII LLC”), Battery Investment Partners VII, LLC (“BIP7”),  Richard D. Frisbie (“Frisbie”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), Scott R. Tobin (“Tobin”), and R. David Tabors (“Tabors”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Crotty, Lawler, Jones, Tobin, and Tabors are the sole managing members of BPVII LLC, the sole general partner of BV7.  BIP7 invests alongside BV7 in all investments made by BV7.  BPVII LLC is the sole managing member of BIP7.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451

ITEM 2(C).	CITIZENSHIP

Frisbie, Crotty, Lawler, Jones, Tobin, and Tabors are United States citizens.  BV7 is a limited partnership organized under the laws of the State of Delaware.  BPVII LLC and BIP7 are limited liability companies organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.0001 par value per share.  The Reporting Persons beneficially own shares of Class B Common Stock, $0.0001 par value per share.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder thereof.

ITEM 2(E).	CUSIP NUMBER

57776J100

ITEM 3.	Not Applicable

CUSIP No: 57776J100	Page 12 of 17

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 13,316,099 shares of Class A Common Stock outstanding as of February 8, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Persons.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2010:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of BV7 and the limited liability company agreement of BIP7, the general and limited partners and managing member and members of each such entity, respectively, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, respectively.

CUSIP No: 57776J100	Page 13 of 17

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 57776J100	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

BATTERY VENTURES VII, L.P.

By:	Battery Partners VII, LLC

By:	*
Managing Member

BATTERY PARTNERS VII, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

CUSIP No: 57776J100	Page 15 of 17

SCOTT R. TOBIN

By:	*
Scott R. Tobin

R. DAVID TABORS

By:	*
R. David Tabors

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No: 57776J100	Page 16 of 17

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of MaxLinear, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 11, 2011

BATTERY VENTURES VII, L.P.

By:	Battery Partners VII, LLC

By:	*
Managing Member

BATTERY PARTNERS VII, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

CUSIP No: 57776J100	Page 17 of 17

SCOTT R. TOBIN

By:	*
Scott R. Tobin

R. DAVID TABORS

By:	*
R. David Tabors

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.